

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

July 7, 2017

<u>Via E-mail</u>
Joe Koscinski
General Counsel
PQ Group Holdings Inc.
300 Lindenwood Drive
Walleybrooke Corporate Center
Malvern, PA 19355

> **Re: PQ Group Holdings Inc.**
> **Registration Statement on Form S-1**
> **Filed June 9, 2017**
> **File No. 333-218650**

Dear Mr. Koscinski:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please be advised that we may have additional comments when your IPO price range is disclosed and when missing information is completed.

2. Please provide updated financial statements and related disclosures to the extent required by Rule 3-12 of Regulation S-X.

3. Please provide supplemental support for the following statements:

- Your belief that you hold "a number one or number two supply share position for products that generated more than 90% of [y]our 2016 pro forma sales" [page 2];

- "From 2015 to 2020, global heavy- and light-duty diesel vehicle production is expected to grow at a compound annual growth rate of 4.1% and 2.8%, respectively" [page 6];

- "The number of these turbo-charged light-duty vehicles in the United States is expected to make up approximately 83% of all light-duty vehicles by 2025" [page 6];

- That your performance materials and chemicals business holds leading supply share positions in North America, Europe, South American and Asia [page 123];

- "[W]e are the industry leader in North America, Europe, South America, and Asia (excluding China) in microspheres" [page 124]; and,

- "We are the only global silicates producer with operations in North America, Europe, and Asia…." [page 126].

Please mark copies of these supplemental materials to highlight the information you are using to support your disclosures.

4. We note references throughout your prospectus to third-party sources, such as Notch Consulting and ACT Research, for statistical, qualitative and comparative statements contained in your prospectus. Please provide us with copies of any materials that support third-party statements, appropriately marked to highlight the sections relied upon. Please also tell us if any reports were commissioned by you for use in connection with this registration statement and, if so, please file the consent as an exhibit. See Rule 436 of Regulation C of the Securities Act of 1933.

Supply Share and Industry Information, page ii

5. We note your statements that "you should be aware that industry data included in this prospectus, and estimates and beliefs based on that data, may not be reliable" and "we cannot guarantee the accuracy or completeness of any such information contained in this prospectus." Please revise to remove any implication that you are not responsible for disclosure you have included in this prospectus.

Prospectus Summary, page 1

6. Please ensure that the information you include in your summary is balanced, such as disclosing that you will remain a controlled company and more prominent disclosure of your indebtedness. To the extent you cite competitive strengths and strategies in your summary, please review each one and revise as necessary to provide balancing information rather than merely listing generalized risk factors at the end of this section.

7. Please include an organization chart with your next amendment.

Selected Historical and Unaudited Pro Forma Financial and Other Data, page 18

8. We note that you present non-GAAP financial measures you identify as adjusted sales, pro forma adjusted sales, combined adjusted sales, constant currency pro forma adjusted sales, and constant currency combined adjusted sales which include sales representing your proportionate share of the total net sales of an equity investee. We also note that you provide graphic and tabular presentations based on pro forma adjusted sales. It appears to us that all of these non-GAAP financial measures essentially represent tailored accounting measures that are not consistent with the guidance in our response to Question 100.04 of the updated Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2016. Please revise your disclosures accordingly.

9. We note that you present non-GAAP financial measures you identify as combined adjusted EBITDA, constant currency combined adjusted EBITDA, combined adjusted EBITDA margin, and combined adjusted free cash flow conversion for the years ended December 31, 2015 and 2014. Please be advised that we do not believe it is appropriate to present any combined financial measures for the years ended December 31, 2015 and 2014. Please revise your disclosures accordingly. Based on the business combination that occurred in 2016, we would not object if you present pro forma non-GAAP financial measures for the year ended December 31, 2015; however, we do not believe that any combined financial measures or pro forma financial measures for periods prior to the year ended December 31, 2015 are appropriate.

10. In regard to your presentation of the non-GAAP financial measures, historical and pro forma adjusted EBITDA, presented throughout your filing, please address the following:

   - adjustments (b), (e - in regard to other related costs), (f), (h), (i), and defined benefit pension plan cost appear to eliminate normal, recurring cash operating expenses. It is not clear to us how or why eliminating these costs is useful or appropriate.

   - adjustment (d) eliminates management fees. More fully explain the specific nature of the services provided, including what the fees actually represent. To the extent you expect to incur costs for similar services subsequent to the offering, it is not clear to us how or why eliminating the fees is useful or appropriate.

   - adjustments (a) and (g) relate to an equity investee. It is not clear to us how or why these adjustments are appropriate.

11. Refer to page 24. It does not appear to us that amounts presented as Legacy PQ for the year ended December 31, 2016 are actually for the stated period. Please clarify or revise.

12. It is not clear to us how the non-GAAP financial measure you identify as adjusted free cash flow conversion, which is clearly meant to be a liquidity measure, complies with Item 10(e) of Regulation S-K. It is not clear to us why this measure appears to exclude charges or liabilities that require cash settlement, is not based on cash flows from

operating activities, and is not reconciled to the most directly comparable GAAP measure, cash flows from operating activities.

Risk Factors, page 26

13. We note your disclosure on page 176 that your certificate of incorporation will provide that you renounce any interest or expectancy of the company in the business opportunities of CCMP and INEOS. Please include a separate risk factor discussing the conflict of interests presented by your company renouncing any interest or expectancy in the business opportunities of CCMP and INEOS.

14. We note that your certificate of incorporation will contain an exclusive forum provision. Please tell us what consideration you gave to including a risk factor discussing the effects of such a provision on your stockholders, including the possibility that the exclusive forum provision may discourage shareholder lawsuits, or limit shareholders' ability to obtain a favorable judicial forum for disputes with the company, its officers and directors.

The Reclassification, page 51

15. We note your disclosure that each share of Class B common stock was entitled to a preferential payment. Please clarify whether you intend to distribute any cash to the Class B common stockholders in conjunction with the offering and, if applicable, please tell us how you intend to reflect that payment in your filing.

Use of Proceeds, page 52

16. Please disclose whether any of your underwriters or affiliates of your underwriters is a lender under any credit facility to which you will apply any of the proceeds from this offering. We note your disclosure on pages 184 and 185.

17. You list the discharge of outstanding debt as your first priority for use of the proceeds of this offering. Please indicate the interest rate and maturity of the indebtedness to which you intend to apply these proceeds, or a cross-reference to such discussion elsewhere in your registration statement, and any other information required by Instruction 4 to Item 504 of Regulation S-K.

Unaudited Pro Forma Condensed Combined Financial Information of PQ Group Holdings, page 59

18. Refer to notes (2), (3), (5), and (6) on pages 61 and 62. Please revise your disclosures related to the pro forma adjustments related to depreciation and amortization expense to clarify how amounts were calculated, similar to disclosures you provide in note (9).

19. Refer to note (5) on page 62. Please clarify how you determined the adjustments related to stock compensation expense under the new and prior capital structures and more fully explain why these pro forma adjustments are appropriate.

20. Refer to note (8) on page 63. Please clarify how the adjustment related to the step-up in fair value of inventory for the Zeolyst Joint Venture was calculated.

21. Refer to note (13) on page 63. Please clarify and more fully explain to us why you believe the pro forma tax provision is reasonable.

22. Refer to note (14) on page 63. Please confirm that pro forma earnings per share will be revised to reflect the Reclassification disclosed on page 51.

Selected Consolidated Financial Data of PQ Group Holdings, page 64

23. To the extent you provide the non-GAAP financial measure, total segment adjusted EBITDA, please reconcile it to the most directly comparable GAAP measure, net income, as required by Item 10(e) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 70

Financial Condition, Liquidity and Capital Resources, page 93

24. Given your foreign operations, please quantify the amount of cash and cash equivalents held in foreign jurisdictions as of the most recent period end, and address the potential impact on your liquidity of holding cash outside the US.

Critical Accounting Policies, page 100

25. Please disclose and discuss the critical accounting policies and estimates that required significant management judgement. It appears to us, at a minimum, you should enhance disclosures related to business combination, intangible assets, taxes, and stock compensation.

Business, page 117

26. Please provide the information required by Item 101(a)(1) of Regulation S-K with respect to the May 4, 2016 business combination and the predecessor entities.

27. Please provide financial information about segments called for by Item 101(b) of Regulation S-K, or provide a cross-referenced to your financial statements.

28. Please provide financial information about geographic areas called for by Item 101(d) of Regulation S-K, or provide a cross reference to the graph on page 2.

Research and Development, page 130

29. To the extent material, please provide the amount spent during each of the last three years on (i) company-sponsored research and development; and (ii) customer-sponsored research. See Item 101(c)(xi) of Regulation S-K.

Management, page 135

30. We note disclosure on page 144 that you have entered into employment agreements with each of your named executive officers. Please describe the material terms of each of those agreements.

Executive and Director Compensation, page 141

31. We note that there are various blanks in this section. Please include all compensation information relating to all of your named executive officers in your next amendment.

Director Compensation, page 155

32. Please discuss how you determined and to which directors you awarded stock option awards in 2016.

Certain Relationships and Related Party Transactions, page 157

General

33. Please tell us what consideration you gave to disclosing the purchase of $4 million in principal amount of notes by one of your directors in connection with the offering by PQ Corporation of $525.0 million aggregate principal amount of Senior Unsecured Notes due 2022 in May 2016 discussed on page F-80 of your financial statements. See Item 404 of Regulation S-K.

Consolidated Financial Statements

PQ Group Holdings Inc.

General

34. Please provide the disclosures required by Item 304 of Regulation S-K or explain why you determined they are not required.

2. Summary of Significant Accounting Policies
Principles of Consolidation, page F-11

35. We note your disclosures that the net foreign exchange included in other (income)
    expense, net was a gain of $3,558 for the year ended December 31, 2016 and this gain
    was primarily driven by non-permanent intercompany debt denominated in a local
    currency and translated into US dollars. Please more fully explain to us how you
    determine intercompany loans that are permanent and non- permanent and tell us the
    impact that permanent intercompany loans had on stockholders' equity and accumulated
    other comprehensive loss during the periods presented. This comment is also applicable
    to note 2 on page F-116.

Property, Plant and Equipment, page F-12

36. We note you capitalize the interest cost associated with the development and construction
    of significant new plant and equipment and "depreciate that amount over the lives of the
    related assets **or ten years, whichever is shorter**". Please clarify or explain how your
    stated policy complies with ASC 835-20-40-1.

Revenue Recognition, page F-15

37. We note your disclosure that "any deviation from the standard terms and arrangements
    are reviewed for the proper accounting treatment, and revenue recognition is reported
    accordingly". Please clarify or explain the nature of any deviations and disclose when
    and how revenue is recognized in those circumstances. This comment is also applicable
    to note 2 on page F-119.

7. Business Combination, page F-27

38. We note your disclosure that Eco Services has been determined to be the accounting
    predecessor. Please explain to us any consideration given to PQ Holdings Inc. being the
    accounting predecessor, particularly based on the size of its assets and revenues prior to
    the business combination relative to the assets and revenues of Eco Services.

39. We note your disclosure that Eco Services is deemed to be the accounting acquirer in the
    business combination. Please more fully disclose and explain to us the equity ownership
    structures and percentage ownership interests in each entity subject to the business
    combination before the transaction and the ownership structure and percentage ownership
    interests subsequent to the transaction. In this regard, it does not appear to us that the
    number of shares outstanding before and after the business combination indicate a reverse
    acquisition.

40. Please more fully disclose and discuss how you estimated the fair value of the equity
    consideration in the business combination.

41. We note that as a result of the business combination you acquired interests in several equity investees. Please demonstrate to us how you determined that additional historical financial statements are not required for any equity investees pursuant to Rule 3-05 of Regulation S-X.

12. Reportable Segments and Geographic Information, page F-32

42. Please more fully explain to us how you determined your operating segments in accordance with ASC 280-10-50-1. In this regard, we note disclosures throughout your filing that indicate your shift from a product-based to a market-based company and disclosures related to "key end uses" on pages 106-116. We also note that it appears PQ Holdings Inc. had 4 reportable segments prior to the business combination in 2016 based of disclosures related to goodwill in their historical financial statements.

43. Please provide product-line (product group) disclosures as required by ASC 280-10-50-40.

18. Income Taxes, page F-49

44. Please revise your disclosures related to the statutory income tax rate reconciliation to address how the amount related to the "change in tax status" line item was calculated.

27. Subsequent Events, page F-80

45. Please indicate the date through which subsequent events were evaluated. Please also disclose whether that date is the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50-1. This comment is also applicable to note 17 on page F-108.

Item 16. Exhibits and Financial Statement Schedules

46. Please file as exhibits the employment agreements entered into with your named executive officers. See Item 601(b)(10) of Regulation S-K.

47. Please tell us what consideration you have given to filing the following agreements as exhibits to your registration statement:

- Joint Venture agreements, such as Zeolyst International; and,

- long-term supply contracts for your raw materials, such as North American soda ash.

Please refer to Item 601(b)(10) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3754 with any other questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Craig E. Marcus, Esq.